    Exhibit 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
Afternoon Earnings Call
January 13, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Haragopal Mangipudi
Head - Finacle

Subhash Dhar
Member – Executive Council and Head – Communications, Media and Entertainment

Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

Ashok Vemuri
Member – Executive Council and Head - Banking and Capital Markets

Chandra Shekar Kakal
Member – Executive Council and Head – Enterprise Solutions

BG Srinivas
Member – Executive Council and Head - Manufacturing

Swaminathan D.
Infosys BPO –CEO

ANALYSTS

Rishi Maheswari
Enam AMC

Bhavan Suri
William Blair & Co

Diviya Nagarajan
UBS

Nitin Padmanabhan
India Bulls Securities

Rod Bourgeois
Bernstein

Bhavin Shah
Equirus

Rahul Jain
Dolat Capital

Kuldeep Kaul
Motilal Oswal Securities Limited

Edward Caso
Wells Fargo

Srivashan Ramachandran
Spark Capital

Ashwin Mehta
Nomura

Moderator

Ladies and gentlemen, good day and welcome to the Infosys third quarter conference call. As a reminder for the duration of this presentation, all participants will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today’s opening remarks. Should you need assistance during this conference call, please signal an operator by pressing “*” and then “0” on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference to Mr. Avishek Lath of Infosys Technologies Limited. Thank you and over to you, Mr. Lath.

Avishek Lath

Good afternoon ladies and gentlemen, I am Avishek from Investor Relation in Bangalore. We thank you all for joining us today to discuss the financial results for the third quarter ended December 31, 2010. Joining us today in this conference with me are CEO and MD, Mr. Kris Gopalakrishnan, COO, Mr. SD. Shibulal and CFO, Mr. V. Balakrishnan along with the other member of the senior management. We will start with a brief statement on the performance of the company during the quarter ended December 31, 2010, outlook for the quarter and year ending March 31, 2011. After that we will have a discussion on Q&A.

Before I hand over to Infosys management, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement of the risk and explanation is available with our filing with the SEC, which can be found on www.sec.gov. I would now pass it on to the Infosys management.

Kris Gopalakrishnan

Thank you, Avishek and let me start by wishing everyone a Happy New Year. We had all round good performance. We exceeded the top end of the guidance. Revenue increased sequentially by 6%. In constant currency terms it increased by 4.7%. Volume increase was 3.1%. We believe that this year the budgets were spent early on during the year and we did not see a budget flush at the end of the year. We believe that next year is going to be a normal year because the budgets are up at least slightly, in most cases. In some cases probably they are flat, but we believe it will be a normal year. We also hear from our clients that the allocation to offshore would continue to increase next year. We have added 40 new clients. We have held on to our margins in spite of rupee appreciating. Both our top 25 and non-top 25 clients have grown this quarter. We have reduced attrition. Our DSO days are 62 days, last quarter it was 63 days. We have added 11,000 gross employees this quarter. So overall it is a good performance. We started the year with a guidance of about 16%-18% growth. We revised it in the beginning of the second quarter to 19%-21%. Then we revised it to 24%-25% and now we are looking at ending the year with about 25%-26% growth. So overall a good quarter. We believe next year to be a normal year and a positive environment for the industry.

Now I will hand it over to Mr. Shibulal to give you more details on the industry segments, service lines, etc.

S. D. Shibulal

Thank you, Kris. I will give you some color on the growth portfolio. If you look at this geographically, the Rest of the World has grown ahead of North America and Europe. It is a reflection of the increase in our product revenues. Our product revenue has crossed 5%. Service wise, most of the services have remained stable as a percentage of revenues. Application maintenance has come down marginally from 23.5% last quarter to 22.5% this quarter whereas the product revenue has gone up from 4.2% to 5.3%. The product revenue increases are a reflection of the traction which is being seen by Finacle as well as some of the other product which we have in the market.

Fixed price vs time & material, there is marginal change. Fixed price has gone up from 39.9% to 41.2%. Industry segments wise - banking and capital markets is doing well, it has gone up to 36.2%. Manufacturing is doing well, it has gone up to 19.6%.

There were very strong client additions this quarter, 40 new clients, compared with 27 last quarter. We are focused on Fortune 500 and Global 2000 and most of the client additions are in this clients space. Top client is only 4.6% of our revenue. Top 10 clients give us 25.7%. Our growth is also wide banded at this time. Whereas the top 10 also grew but the remaining non-top 10 grew faster than the top 10 this quarter.

Revenue productivity is up by 1.6%. The total number of employees today is 127,779. We added gross 11,000 people and net of 5,300. We added 5,200 lateral this quarter, one of the highest in the recent past. In fact I cannot remember a quarter where we added over 5,200 laterals. Attrition has come down in absolute terms from last quarter to this quarter. Even though on LTM basis it shows an uptrend, because of tail effect. We continue to build infrastructure.

So as Kris said, it is overall good performance and we have not seen a budget flush in Q3. We are cautious about Q4 because even though the budgets are closed, the decisions are yet to be made on the kind of spending discretionary, operational, capital spending which will happen through next quarter. Thank you, and let me now pass on to Bala.

V. Balakrishnan

Good afternoon friends. It was a good quarter. As you, remember in the beginning of the year we said revenues could grow somewhere between 16%-18% and we revised it to 19%-21% in July and 24%-25% in October. Now we are talking about 26% growth at the higher end of the range. This quarter we had done extremely well. We have grown much higher than what we have guided for. The volume growth came in at 3.1%. Q3 is always a soft quarter because the budgets gets over in this quarter, but typically some of the years you could see a budget flush because people do not spend money in the earlier quarters. They carry forward and spend in the last quarter of the calendar year. This year since the growth has come in at the beginning of the year, I do not think there is any budget flush. The pricing went up by 1.6%, it is a good sign. In constant currency terms it went up by 0.5%. The rupee appreciated this quarter. It appreciated by 3.5%. It had an impact of close to 1.5% on the margins but due to the pricing going up, the currency impact was not there on both operating and gross margins. The operating margin was at 30.2% similar to what we saw last quarter. The cross currencies had significant impact because the Euro appreciated against dollar by around 5%, Australian Dollar appreciated against dollar by 9% and GBP by 2%, so the cross currency impact has been positive this quarter and that has reflected in the growth and going forward for the next quarter, we are talking about 1%-2% qoq revenue growth in dollar terms and for the full year 26% growth in dollar terms.

We have an hedging position of $585 million at the end of the quarter. We continue to hedge for short-term. We believe that the currency could depreciate in the short-term and it could be volatile moving both ways. We will continue to take a short-term view and manage the currency. Overall if you look at all the other numbers like client additions, project start or growth from non-top 10, all of them had come out very well this quarter. We believe that if there is no big catastrophe in the environment, next year could be a normal year and we could see the growth coming back in the industry.

With this I will conclude, now we will open up the floor for question.

Moderator

Our first question is from the line of Rishi Maheshwari of Enam AMC. Please go ahead?

Rishi Maheshwari

Hi. Thanks and my question is largely on addition of laterals that we have seen in this quarter and earlier in the day we have also noticed the high number of laterals to be added. Can you highlight what kind of projects we are winning and what kind of projects are anticipated? Is this different from what we have done in the past, more consulting work, more PI work? Can you highlight those things please?

S.D. Shibulal

We have seen very good traction in the business transformation space. We have multiple programs in progress for various clients at this point and our consulting revenue has gone up. If you look at the Infosys Consulting revenues, it has gone up considerably this quarter. Our ability to win transformational work, the ability to execute very complex programs for clients have considerably increased over the last many quarters. Some of the pricing increase which you saw last quarter and this quarter came from this kind of portfolio shift. We did mention that the projects are shorter time cycle right now but that is not a secular phenomenon. In general when you come to the end of the budgeting year, the size of the project commitments will come down a bit. But when you look at the large transformational programs and the global rollout, the footprint which the client is looking at is truly global and pretty big.

Rishi Maheshwari

That is helpful. Also one on the products revenue that you have reported this quarter. Can you highlight the trend with core banking software? what are the clients looking at in this domain? are they easing their purse and willing to spend more on replacement projects?

Haragopal Mangipudi

I think we are seeing 2 things broadly. One is that our transformation capability in Finacle is auguring very well and we are seeing good amount of interest in the tier 2, tier 1, regional tier 1 space. There is renewed interest across the markets. Second, our overall positioning of innovation partner wherein we are able to launch and collaborate innovation with our customers whether it is in the mobile banking space, whether it is in direct banking space, whether it is in rural and inclusion space, is picking up lot of steam and we are seeing predominantly good traction in these two areas.

Moderator

Our next question is from the line of Bhavan Suri of William Blair & Company. Please go ahead.

Bhavan Suri

Thanks. Good morning guys. Just looking at the volume growth and your guidance that you gave last quarter of 4% sort of sequential increase and volume grew 3%, I guess I was a little surprised by the volume growth and I think Shibu you touched a little bit on smaller projects and shorter cycle, but any more colour there? Did you win any transformational engagement in the last quarter and what else were you seeing that sort of led to a slightly lower volume growth?

S.D. Shibulal

See, if you look at the pattern of client spend, this is a pretty normal year. A normal year is when you have a lot of spend. The budgets could close in January through March, the decisions get taken between February and March, the spend happens heavily in Q1 and Q2 and then it starts little tapering off and then the budgets again start in the next quarter. If you look at this year, we had substantial volume growth in the last two three quarters. Our utilization had almost gone up to 81-82% which means that there has been a substantial spend and we have gained enough from that spend in the previous quarters. So there is a slight seasonality, I would not say huge seasonality, but a slight seasonality to our business when it comes to Q3 and Q4, especially in a year in which the spend was front-ended, it is not back load. So we are not seeing a budget flush in Q4. Clients are trying to, at least in some cases, limit their new program to the budget left for the year and then restart them next year. That is why we have seen a few programs which are of shorter duration. Our pipelines through transformational and large programs are quite strong. We are winning transformational and large programs. If you look at the first half, we had 9 wins, we had couple of them in Q3 and we expect good ones in Q4.

Bhavan Suri

Turning to specifically some of the business units, telecommunications you guys have talked about that sort of coming back for a couple of quarters now but that obviously remained a little weak. You had signed some clients in Europe but any sort of sense on when that might actually return to growth given that the other verticals are doing nicely?

Subhash Dhar

One of the challenges, we have had in the telecom segment is the concentration of revenues with very few clients and that is the nature of the industry and therefore the vagaries of individual clients’ fortunes play a big part outside of the general industry trends. I think we have been surprised ourselves on how the capex has not really been released to the extent that we believe should have happened in 2010. But given the new ruling in the US on the Net Neutrality which seems to be not everything but quite a distance forward for the telecom companies, my belief is that the capex will now open up this year which normally means a couple of quarters of lag for the opex to open. Having said that, I think we said this the last year as well. It was more a statement of hope last year. This time there have been some actual decisions taken in the US by the FCC. So we are little more hopeful this year than we were last year. Once this happens in the US, there is a very good chance that many other countries will follow a similar regulatory change in their countries and that might create the broad-based momentum that we are looking for.

Bhavan Suri

It was nice to see margins come in flat sequentially. Do you think that sort of margins are sustainable at this level especially given the fact that you had rupee appreciation, you had increased hiring? Do you think the 30% range is sustainable going into fiscal 2012.

V. Balakrishnan

Bhavin, if you look at our margins only two things which could impact them, one is the wages, other is the currency, rest of it we have better control. Wages depends on the growth. If the growth comes in you can absorb some of the wages. Currency volatility, if it is very sharp it could hurt us but if it is gradual we can absorb some of the impact. We have to see how it is going to move but I think it is not only the rupee dollar we need to worry about, the cross currency is also moving in a broad range. Currency is something we have to worry about. Excluding currencies if the growth comes in, we can absorb wages and there is a greater chance of maintaining the margins.

Moderator

Our next question is from the line of Diviya Nagarajan of UBS. Please go ahead.

Diviya Nagarajan

Hi, just a couple of questions, one I do understand there is a seasonality in the quarter due to the holiday season but could you give us a sense on how many days you lost this quarter, was it any different from the usual December quarter?

S. Gopalakrishnan

From the number of working days, it is only one. But there are customer closures which is specific to clients where sometimes they close between Christmas and New Year. So those are customer specific.

Diviya Nagarajan

Were there any incremental closures this quarter as opposed to what you see every year?

Kris Gopalakrishnan

Yes, this quarter there were more of that at least because of the environment in which we are operating. Lot more companies had closure. When I say lot more, these are all small numbers but compared to last year it was more.

Diviya Nagarajan

Right. My second question is related to what you said earlier about this year being a normal year. Could you give us a sense on how you define normal? Are you looking at the industry returning to better growth rates? Could you give us a sense on that, please.

Kris Gopalakrishnan

Sure. If you look at the NASSCOM projections which was done about 3-4 years back, NASSCOM had said that the industry could grow 11%-12% over the next 10 year period till 2020. When I say a normal year, I am talking about mid to high teens growth rate for the industry. If you look at the budgets, the budgets are slightly up. Allocation to offshore is going up. We have seen growth over the last few quarters. Unless something unforeseen happens, we expect 2011 to be normal. Traditionally the companies, which are using the Global Delivery Model have seen a higher growth rate than the IT services industry. All those data points actually point to the same thing.

Diviya Nagarajan

Right. One last question on your employee additions this quarter. I noticed you have had over 5200 additions in the lateral space. Could you give us a sense on how the attrition number panned out between the freshers and the laterals during the quarter?

TV Mohandas Pai

The laterals attrition is lower than the fresher addition and the reason is very clear. Laterals look for steady careers whereas freshers look for greater excitement and faster movement and freshers also like to go for higher education. I think the lateral attrition is lesser. We have seen the same trend throughout. For example people who have been with us more than 6 years, have an attrition rate half of the overall average.

Diviya Nagarajan

Sure. Thanks and all the best for the rest of the year.

Moderator

Thank you Ms. Nagarajan. The next question is from the line of Nitin Padmanabhan of Indiabulls Securities, please go ahead.

Nitin Padmanabhan

Thanks for taking my question. I just wanted a sense in terms of the 40 odd clients that we have added this quarter, what is the sense in terms of how many of these would be new to absolute outsourcing per se or offshoring per se and within these, if you could just give us a sense in terms of, from a vertical standpoint, are new additions coming to let us say verticals like retail and manufacturing and BFSI?

Kris Gopalakrishnan

Most clients today have experienced offshoring. I do not have the exact data right front of me to tell you whether any one of them is new to outsourcing but my guess would be that most of them would have experienced some form of offshore outsourcing in the past. If you look at client additions, the way we categorize are Fortune 500 and Global 1000. This quarter the number of additions were 40; 7 clients were from the US Fortune 500, about 8 clients were the Global Fortune 500 clients. These are the set we go after what we call ‘must have’ accounts. We have strong additions from the set that we go after. If you look at client additions from the different industry segments it is very broad, in manufacturing, retail, energy, utilities, these are some of the sectors where we are adding clients at this point.

Nitin Padmanabhan

If you could just give us a sense in terms of what are the trends in terms of spends within I think BFSI, manufacturing and retail in terms of what are they spending on today. Are those new spends that is coming up and are they sort of sustainable in a way?

Ashok Vemuri

Hi, this is Ashok. In the BFSI sector, spends are continuing on the M&A front because that has still got a fairly longish tail. They are spending on operational efficiency and that goes beyond just cost saving because they are trying to get more competitive. The competitive pressure that they have on the new products and services that they have to launch, their clients or their customers themselves are seeking different channels to interact with the banks. So there is investment in technology from a digital marketing perspective social, media, etc. The big thing that we expect to see which is very similar to the M&A splurge that we saw last year or about 18 months ago, in our opinion and from the commentary that we are hearing is fraud prevention, risk management and regulatory compliance. These 3 areas are extremely large and one of the underlying things that we are seeing in all these things is data management and analytics. This is another very, very large area where we are seeing some traction.

BG Srinivas

From a manufacturing sector perspective, we see a fair degree of stability return to the sector in the last 3 quarters. The spend continues to be on one hand consolidation of the ERP systems. There is a move towards simplification and standardization of their business processes. That spend continues and that is an area where we are winning transformation engagements. On the other hand in specific sectors for example in the automotive sector where we have seen business uptake, the spend is on dealer management networks and CRM applications. We are also seeing as some of these companies are expanding into emerging markets, they are also investing in local R&D and local engineering. We are seeing the engineering and product development spend in these areas also expanding and in turn, we are seeing the outsourcing part of that business coming to us. Looking ahead, the sector will continue to be cost conscious and in terms of IT spend, the early indications are that the budgets would be somewhere flat to marginally up. It may vary marginally between the US and Europe market. In Europe, in the continent we are seeing a fair degree of business stability and marginal growth in the last quarter for the manufacturing sector. The automotive and aerospace is definitely looking up. The return to normal was led by the hi-tech sector and today it is more or less steady in terms of both business as well as their spend.

Moderator

Mr. Padmanabhan do you have any further questions?

Nitin Padmanabhan

Yes retail as well.

Subhash Dhar

Hi, this is Subhash. On the retail side, most of our projects are transformational in nature. They include e-commerce, digital consumer engagement platforms, digital marketing projects and so on. I think the social engagement with the consumers is also gaining a lot of traction. We have some platform solution, which help in that area. We also have a platform called ShoppingTrip360 which many CPG and retail customers are piloting and are taking it forward. Analytics is also a big area in retail which is extremely popular among clients and there are a lot of projects that we see in that area.

Nitin Padmanabhan

Sure sir. Thank you very much.

Moderator

Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Okay, great. Guys, it was nice to see the price increase sequentially on a quarter. Do you assume that the price increase trend is sustainable in the upcoming quarters or should it flatten out at this new level?

Kris Gopalakrishnan

Pricing is flat at this point. Very few clients are willing to consider price increases but we did see when contracts came up for renegotiation that we were able to increase price in some cases. That is partly responsible for the increase in revenue per employee this quarter. In constant currency terms, it is actually 0.5%. It did have a positive impact this quarter.

Rod Bourgeois

Okay. And then you have characterized I guess calendar 2011 as a year that is likely to be normal. As you can weigh that normal outlook for calendar 2011, does that outlook vary in Europe compared to the US? In other words, as you look at the next few quarters, are you sort of equally comfortable with the demand trends in both Europe and the US or is there a meaningful variation there?

Kris Gopalakrishnan

From a demand perspective we expect Europe to lag and be slower in terms of recovery than US. But proactively we are investing in Europe in increasing our sales bandwidth. We are also increasing our capacity in the offices in France, Germany, including consulting capacity etc. In that sense because of the proactive investments into Europe, we are trying to make sure that Europe continues to grow with the rest of the company. But from a demand perspective we expect Europe to be slower.

Rod Bourgeois

Okay, great. And then should we expect you to become more aggressive in terms of acquisitions in Europe in the next year or is it still a case you are looking actively but there is not sort of obvious candidates to acquire over there?

Kris Gopalakrishnan

We have a proactive program and a dedicated team. We have certain parameters we have for identifying the right candidate companies. It is a proactive program. Our philosophy on acquisition is that only when you find the right company at the right price with the right fit, you would see Infosys acquire. We do not want to take a target on acquisition. When we give our guidance, it is based on organic growth. Any acquisition is on top of that. That is how we look at acquisition. There are active discussions but active discussions do not necessarily translate into an acquisition when you have very strict requirements and parameters that we used to evaluate.

Rod Bourgeois

All right. Thank you, guys.

Moderator

Thank you, Mr. Bourgeois. Our next question is from the line of Bhavin Shah of Equirus. Please go ahead.

Bhavin Shah

I think a year back you had given an industry growth estimate of 16-18% I believe; now you are saying 18-24% for the coming year, so is that correct?

Kris Gopalakrishnan

When we started the year, we started with 16-18% as guidance for Infosys. At the end of the first quarter we revised it to 19-21%, at the end of second quarter, we revised it to 24-25%, and now, we are looking at 25-26%. When we talk about industry growth rate, if you look at the NASSCOM study, NASSCOM study had projected 11% growth over the 10 year period from 2010 to 2020. The industry has been growing in the mid-teens at this point. When I say normal year, I mean, that the industry is expected to grow somewhere in the mid-teens.

Bhavin Shah

Right. Okay. So 18-20% comment you made in the morning that is for the industry….?

Kris Gopalakrishnan

Yes, I said it could be mid-teens to high-teens.

Bhavin Shah

Okay. Now, if we look at some of the levers of margin in the coming financial year, if I go back to several comments you made, one is increasing campus hiring. Second, I think there was a comment that the wage increases would be lower and the third thing is that some of these new pricing model that Shibulal has talked about. When I look at all those 3-4 factors and then you comment on normal year and good growth, is it fair to assume that there is a scope for margin expansion?

Kris Gopalakrishnan

Our goal is to sustain the margins at the current levels at this point. We will give you the actual number in April but our philosophy is to sustain margins. If you look at this year, we are saying that for the entire year, our margins are going to be minus 100 basis points from last year. Our philosophy is to sustain margins in spite of appreciation in rupee and other cross currency movements, wage increases, etc., The recruitment numbers you talked about, wage increases, all those things are factored into our model with a goal to sustain margins. If you look at this year, our effective tax rate is almost 26%. We have sustained the margins in spite of all these things. That is what I would leave it at.

Bhavin Shah

Okay, thank you.

Moderator

Thank you Shah. Our next question is from the line of Rahul Jain of Dolat Capital. Please go ahead.

Rahul Jain

Hi. My question is as we have seen the growth differential between the peers have been the function of performance of the large accounts. Do we see any major change in the names of top ten accounts in the coming future?

Kris Gopalakrishnan

This could vary from quarter-to-quarter depending on their spending pattern etc. We do have some churn in the top 5, top 10 , etc. over time. It is not that everybody spends the same way, every quarter, every year, etc. But that is normal. I would believe for any company there would be some changes in your portfolio and that is true for Infosys also. If you look at over the years, there has been a churn which is to be expected. Fortunately for us, during the downturn we hardly lost any client. We were able to retain all of them. We have benefited from that because as they started spending, we saw good growth of more than 5% in the first 2-3 quarters after the recovery. So we have taken advantage of that.

Rahul Jain

Okay. And secondly, we did well in the products segment, but as we have seen, there is a lot of shift in terms of bank. The stickiness is not there, a lot of people are shifting their core system. Is it like some one-offs which are happening or that is the kind of trend which is there?

Haragopal Mangipudi

I do not know which pattern you are talking about but in core part of it, normally, the life span of a platform for a bank could be anywhere between 7-15 years and upgrade cycles could be there. Overall the opportunities where we are seeing is in areas where there is a lot of legacy. That is where over a period of time, they are getting rid of the legacy and moving into a more contemporary SOA-based platform like Finacle. It is not the question of the budgetary spend alone but ability to pull up the transformation and ability to manage the legacy are the kind of concerns which they have. When you have a partner like Infosys who brings in the best-of-breed solution as well as best-in-class services around that to do the transformation, there is a good fit and opportunity.

Rahul Jain

Okay. Thanks a lot and best of luck for the coming period.

Moderator

Thank you Mr. Jain. Our next question is from the line of Kuldeep Kaul of Motilal Oswal Securities Limited. Please go ahead.

Kuldeep Kaul

Hi, thanks for taking my question. My first question is currency was a 150 basis points headwind to the margins this quarter. Then we had offsets from the fixed price mix increasing and then cross-currency. Can you specify what was the contribution from each of these factors in terms of quantification?

V. Balakrishnan

Well, the currency moved by 3.5% which means there was an impact of close to 1.5% on a margin. The pricing went up by 1.6%, so both acted as hedge each other. Cross currency, there was an impact of close to $18 mn this quarter but again that is reported as part of currency. Net-net, we had the impact of rupee which is offset by per capita movement.

Kuldeep Kaul

Okay. Then on to the BFSI vertical, the product business has been doing well for the past few quarters now. If we exclude the impact of the product business, BFSI services part that has been under growing the company average for the last two quarters now. We are talking about M&A tail still continuing within that particular vertical and that would not be there maybe in a few quarters’ time. Is that the trend what we expect will continue on a go-forward basis as well that BFSI growth will slow down relative to what the company average would be?

Ashok Vemuri

If you look at the BFSI sector, this quarter it has done about 8.3% growth, actually its contribution of that business to our overall company top line has grown as well. If you exclude the product which is about approximately 5.3% of the total revenue, but in actual number terms, the services business as proportion to the overall BFSI revenue is much larger. The growth is driven by a combination of both services and the product business but obviously the services business is larger. In terms of price increase and account openings, this quarter BFSI segment opened 9 new accounts in both the Americas as well as Europe. At least 3 of them are in the Fortune 1000 list. We are continuing to sell more and more of productized applications and bespoke solutions in the market. Given its relative size to the overall revenue, it is very large-ish footprint in terms of the diversity of clients that we work in this space. Also the fact we have very good traction in this sector, not only in the US and Europe, but also in Australia, we think that the growth will be in line with that as the rest of the company.

Kuldeep Kaul

Okay, that is helpful. And then in terms of Q4, you guys guided to a 2% Q-on-Q growth rate. So what are the expectations with respect to volume and pricing there?

V. Balakrishnan

The pricing environment will be stable, so most of the growth will be volume growth. We are cautious because normally our 4th quarter is a soft quarter. It the 1st quarter of the budgeting cycle and with the environment like this, we want to be cautious that is why we have given that guidance.

Kuldeep Kaul

Okay. I have one last question, its on infrastructure management. So that has been coming down as a proportion of the mix for the last 2-3 quarters now. It was 7% plus of the mix in the same quarter last year and its 6% of the mix this quarter. I wanted to know what is going on within that space and what your take is in terms of pickup in that particular service line?

Kris Gopalakrishnan

Infrastructure management is 6% of our revenues this quarter. Its 6.2% last quarter, 7.1% this quarter last year but if you look at in absolute numbers, we had revenues of $ 87.23 mn in Q3 10, $ 93.29 mn in Q2 11 and $ 94.86 mn in Q3 11. So it has been growing. If you look at last 12 months, it has gone from $ 328.65 mn last quarter LTM to $ 375.14 this quarter LTM, so it is actually growing. The nature of that business is slightly different. BPO, infrastructure management etc. you will get fewer contracts but these are sticky contracts, long-term contracts, multiyear contracts. The nature of the business is very different and depending on the closures etc. you will have a different pattern for infrastructure management. We are actually very positive about infrastructure management. It is one of our flagship service offerings today. We have been rated very highly by all the analysts and we are in the leadership quadrant in most analyst’s diagrams and so it is a very important service for Infosys.

Kuldeep Kaul

Okay, thanks very much. Bye.

Moderator

Thank you Mr. Kaul. Our next question is from the line of Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Hi good evening. Congratulations on another good quarter. I had a couple of quick clarifying questions here. When you talked about no budget flush, were you talking about the December quarter or the March quarter?

Kris Gopalakrishnan

December quarter. The budgets for our clients are typically calendar budgets. So we are talking about December quarter.

Edward Caso

Ok. You mentioned that employee attrition had come down. What is it on an annualized basis this quarter?

Mohandas Pai

Ed, attrition was 5400 in quarter 1, 4233 in quarter 2, 3561 in quarter 3 on a base of 105,000 people. If you take 99,470 last quarter to 105,000 people this quarter, it will be an average attrition of 1250 people. On 1250 people, it will become 13.7%. LTM is still there because 1st Quarter was high. The LTM impact will wear off in the 1st quarter of next year.

Edward Caso

But the annualized FQ3 was 15.7%?

Mohandas Pai

The annualized quarter 3 on the base that we have today on the average of the 3rd Quarter is 13.7%, 3,571 on an average of something like 102,500 people.

Edward Caso

Bala, you often give us the sequential change in operating margin in basis points for FX, volume, pricing. Can you do that for us?

V. Balakrishnan

Well, sequentially the operating margin is same. It was 30.2% last quarter and this quarter it is again 30.2%. We had an impact because of the currency. Rupee appreciated by 3.5% and it had an impact of 1.5% on the margins but the pricing went up by 1.6%. So more or less there was a currency impact which was offset by the increase in pricing.

Edward Caso

Thank you. The tax rate continues to creep up here. What’s the outlook for the FQ4 and then maybe some initial thoughts on FY12?

V. Balakrishnan

For the Dec quarter the effective tax rate was close to 27%. For the 9 months it was 26.5%. For the full year it could be around 26.5%. Next year, if all the incremental growth gets into SEZ, probably we will be somewhere between 26% and 27%.

Edward Caso

Your business process management business seems to continue to do well although we hear mixed signals in the market. Can you talk a little bit about your business process outsourcing and are you gaining share and do see that market improving or remaining sluggish?

Swaminathan D.

We have had a good run of business in the last quarter. We grew 7% quarter-on-quarter and about 23% year-on-year. We acquired 1 new client last quarter and as we speak we are in conversation with 6 others with whom we believe that over the next couple of months we should be able to close the contract. Very clearly the industry has moved on from historical transactional kind of processing, we are seeing a huge shift from transactional to functional and to business-outcome related an IT-BPO bundled services. If you see the revenue growth of the last quarter, we actually grew by 7% inspite of the 3% reduction in headcount. The revenue productivity went up by 5% over the last quarter. All this is really an indication of our having been able to make the shift from pure play transactional processes to high-end value added services in areas such as high end finance and accounting, sourcing and procurement, strategic sourcing, the analytics and the research side of business. The business itself has sort of moved on from being very India-centric to being far more global. At this point in time, we have more centers outside of India than in India. We have 5 in India and 7 outside of India. Our centers in China, Mexico and Brazil this fiscal would probably record double the revenues that we have recorded last fiscal. The centers in Europe and the centers in Asia Pacific including Manila are continuing to see good traction. We believe as we move up the value chain, as we continue to focus on business outcome and IT-BPO kind of deals which is what we are now seeing in the market, we do believe that we are in the right direction.

Edward Caso

Great. Thank you and congratulations.

Moderator

Thank you Mr. Caso. Our next question is from the line of Srivatsan Ramachandran of Spark Capital. Please go ahead.

Srivatsan Ramachandran

Just wanted to understand the strong momentum that we saw in the products business, was it due to any one off license booking we had and what are the kind of geographies that contributed to the strong revenue momentum?

Haragopal

It is well distributed across. Predominantly it is Europe and Asia-Pacific in this particular quarter and no lumpiness in this. Overall if you look at it, about 22 programs went live this quarter. This has compared to 22 go lives in the whole of H1. So some of it is more to do with life cycle of the program as well. It is well distributed across Europe, Middle East and Asia Pacific.

Srivatsan Ramachandran

Sure. Then wanted to understand if the 50 basis point increase we saw in pricing during the quarter, is the price hike reflective for the entire quarter or is it only for a partial period we saw this kind of improvement in pricing?

Kris Gopalakrishnan

No, this is the entire quarter. See what happens with pricing is that the negotiations may have happened sometime back because the effective date may be different. The price negotiations impact the revenue per employee over time. It also depends on the business mix.

Srivatsan Ramachandran

Sure. My last question is, Bala, what kind of yields are we getting on the cash we are having?

V. Balakrishnan

For the current quarter it was around 6.8% but yields are going up. Probably we may get around 7%-7.5% for the next quarter.

Srivatsan Ramachandran

Sure. Thank you.

Moderator

Thank you Mr. Ramachandran. Our next question is from the line of Ashwin Mehta of Nomura. Please go ahead.

Ashwin Mehta

Just wanted to get a sense in terms of run-the-business segments and how the competition is looking there? In terms of IMS we have been flattish for the last four quarters. Is this largely because the contracts available there do not fit out margin criteria or the deal structuring criteria? Secondly in terms of application maintenance are you seeing any signs of pricing competition from mid-cap players who are kind of getting squeezed out in terms of larger clients?

Kris Gopalakrishnan

Our competition typically is the same set by and large. It is generally the larger players. One-off you may find somebody else in one off cases but competition primarily is the same set. You know who they are.

Ashwin Mehta

No, just wanted to get a sense in terms of are the deals available in IMS involving people transfer, asset transfer or are available at margin dilutive terms which we are not interested in and that is the reason why we are at between $ 90-95 mn in terms of revenues for the last five quarters in IMS?

Kris Gopalakrishnan

Yes, there are deals which are asset intensive. There are deals which have people transfer. But people transfer is something we look at very seriously because that is something we can handle. If you look at the run rate today, in infrastructure management we have a run rate of about annual revenue of $380-390 mn with a differentiated asset-light model. It's one of the largest amongst the Indian companies and the model has been now established as a viable model, as a good alternative for companies. It gives them choice because they can go to somebody for taking over their assets who have a better balance sheet size. In fact, if you think about cloud computing becoming a trend or becoming a standard in the industry, then our model of remote maintenance of systems etc is a very strong offering in the market. Most analysts today rate Infosys infrastructure management services in the leadership quadrant.

Ashwin Mehta

Okay. Thanks a lot sir. Just the follow-up in terms of the application maintenance or production support kind of business. Are you seeing any pricing competition from mid-caps in the accounts that you work with?

Kris Gopalakrishnan

Mid-caps typically do not appear as a competition. One-off you may see somebody but its typically not a competitor for us.

Ashwin Mehta

Okay. Thanks a lot sir

Kris Gopalakrishnan

So thank you all very much. Unfortunately we have run out of time. I want to thank everyone for participating and we are available for any further questions during the quarter and we can continue the interaction. Thank you very much.

Moderator

Thank you very much members of the management team. Ladies and gentlemen on behalf of Infosys Technologies Limited, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.